Exhibit 99.1

SYSWIN INC.

ANNOUNCES FIRST QUARTER 2012 UNAUDITED FINANCIAL RESULTS

BEIJING, May 30, 2012 — SYSWIN Inc. (NYSE: SYSW; “SYSWIN” or “the Company”), a leading primary real estate service provider in China, today announced its unaudited financial results for the first quarter of 2012 ended March 31, 2012.

FIRST QUARTER 2012 FINANCIAL & OPERATION SUMMARY:

•                  Aggregate gross floor area (“GFA”) of properties sold increased 28.8% year-over-year to 1,194,000 square meters and aggregate transaction value of properties sold decreased 16.2% year-over-year to RMB10.2 billion

•                  Net revenue decreased 55.3% year-over-year to RMB74.3 million

•                  Gross profit decreased 85.7% year-over-year to RMB15.4 million

•                  Loss from operations was RMB34.8 million, compared to income from operations of RMB50.4 million in 1Q2011

•                  Non-GAAP loss from operations was RMB34.1 million, compared to non-GAAP income from operations of RMB50.7 million in 1Q2011

•                  Net loss was RMB24.1 million, compared to net income of RMB35.0 million in 1Q2011

•                  Non-GAAP net loss was RMB23.6 million, compared to non-GAAP net income of RMB35.2 million in 1Q2011

•                  Basic and diluted loss per ADS (1 ADS representing 4 ordinary shares) was US$0.08, compared to basic and diluted earnings per ADS of US$0.11 in 1Q2011

•                  Non-GAAP basic and diluted loss per ADS was US$0.08, compared to non-GAAP basic and diluted earnings per ADS of US$0.12 in 1Q2011

BUSINESS HIGHLIGHTS:

	Three months ended March 31
	2012	2011	Change
Number of cities entered	28	23	5
Aggregate GFA of the properties sold (in thousand square meters)	1,194	927	28.8%
Average selling price per square meters (in RMB)	8,519	13,100	-35.0%
Aggregate transaction value of properties sold (in million RMB)	10,172	12,144	-16.2%
Effective commission rates (%)	0.7%	1.3%	-0.6	pp
Effective base commission rates (%)	0.7%	0.8%	-0.1	pp
Number of projects under sales	159	110	49

Note: Pp represents percentage points.

In presenting SYSWIN’s results for its first quarter of 2012, Mr. Liangsheng Chen, CEO and director of SYSWIN, said, “The real estate services industry remains uncertain going into 2012. Nevertheless, we are pleased to announce that our revenue has met the upper range of our guidance, with operations from cities outside the Beijing region continuing to gain traction.”

“We are glad to report that SYSWIN has recently completed its regional management enhancement initiative, after the consolidation of our South China region operations. The South China regional office, based in Shenzhen, is responsible for the management of branch offices in Southern and Eastern China. The aim of this enhancement is to improve inter-office integration and streamline our decision making process. With our nationwide network now divided into 3 regional offices, namely North China, West China and South China, the new regional structure will not only allow us to respond to client’s needs more efficiently, but also provides flexibility in resources sharing to support SYSWIN’s future growth.”

“Our ongoing cost restructuring initiatives continued to pay off, mainly attributable to our stringent control over staff costs. As a result, our cost of revenues and selling, general and administrative expenses decreased by 31% and 42%, respectively, as compared to 4Q2011, without affecting our normal operations.”

Mr. Chen concluded, “We do not expect a significant increase in property prices and overall transaction volume in the near term, as the Chinese government continues to maintain tight control of the real estate market. However, our improved operation and cost structure has helped to sustain our business and put us into a competitive position to seize opportunities in the upturn.”

FIRST QUARTER OF 2012 FINANCIAL REVIEW:

Net Revenue

Net revenue in 1Q2012 decreased 55.3% year-over-year to RMB74.3 million.

Real Estate Sales Agency Services

Net revenue from real estate sales agency services for 1Q2012 decreased 55.1% year-over-year to RMB71.6 million, primarily due to a decrease in aggregate transaction value of properties sold, bonus commission, and effective base commission rate compared to the same period in 2011.

•                  Aggregate GFA of properties sold in 1Q2012 increased 28.8% year-over-year to 1,194,000 square meters. The increase was primarily due to the increase of GFA sold under social housing projects and in certain cities such as Chongqing and Chengdu.

•                  Average selling price (“ASP”) per square meter of the projects to which we provided sales agency services was RMB8,519 in 1Q2012, compared to RMB13,100 in 1Q2011. The decrease was primarily due to an increase in the sales of social housing, which generally has a lower ASP per square meter, as well as a decrease in ASP per square meter of other housing projects in certain cities such as Beijing, Chengdu and Chongqing. Excluding the effect of social housing, ASP per square meter in 1Q2012 was RMB9,183.

•                  Aggregate transaction value of properties sold in 1Q2012 was RMB10.2 billion, a decrease of 16.2% year-over-year. This primarily reflected a decrease of 49.1% in aggregate transaction value of properties sold in the Beijing region, which consists of the city of Beijing and certain neighboring cities in Hebei Province, from RMB7.1 billion in 1Q2011 to RMB3.6 billion in 1Q2012, partially offset by an increase of 30.0% in aggregate transaction value of properties sold in cities outside of the Beijing region from RMB5.0 billion in 1Q2011 to RMB6.6 billion in 1Q2012.

•                  Effective commission rate in 1Q2012 was 0.7%, compared to 1.3% in 1Q2011.

•                  Bonus commission recognized in 1Q2012 accounted for 0.1% of net revenue, as compared to 37.2% in 1Q2011. The significant decrease in bonus commission was a result of the unfavorable market environment, where developers were reluctant to pay bonus commission to real estate sales agencies.

•                  Effective base commission rate was 0.7% in 1Q2012, compared to 0.8% in 1Q2011. Excluding the effect of social housing, effective base commission rate was 0.8% in 1Q2012.

Note: Social housing refers to housing offered to middle- and low-income households, built by commercial property developers in which housing prices are lower than the free market. The provision of such housing is one of the key components of China’s Twelfth Five-year Plan.

Real estate consultancy services

Net revenue from real estate consultancy services in 1Q2012 decreased 58.8% year-over-year to RMB2.7 million, and accounted for 3.7% of our total net revenue in 1Q2012. The decrease was mainly due to the PRC government’s measures to cool down the overheating property market and to curb excessive lending in the real estate industry.

Gross Profit and Gross Margin

Gross profit in 1Q2012 decreased 85.7% year-over-year to RMB15.4 million.

Cost of revenues increased 0.8% year-over-year to RMB58.9 million in 1Q2012. This slight increase was primarily due to the Company’s cost control efforts despite a 28.8% increase in aggregate GFA of properties sold in 1Q2012.

Gross margin was 20.7% in 1Q2012 compared to 64.8% in 1Q2011.

Operating Expenses

Operating expenses, which include selling, marketing and administrative expenses, decreased 14.4% year-over-year to RMB50.9 million in 1Q2012. This decrease was mainly attributable to a decrease in staff cost as a result of the Company’s cost control efforts.

Income/loss from Operations and Operating Margin

Loss from operations in 1Q2012 was RMB34.8 million, compared to income from operations of RMB50.4 million in 1Q2011.

Non-GAAP loss from operations in 1Q2012 was RMB34.1 million, compared to non-GAAP income from operations of RMB50.7 million in 1Q2011.

Operating margin in 1Q2012 was -46.9%, compared to 30.4% in 1Q2011.

Net income/loss and Earnings/loss per ADS

Net loss in 1Q2012 was RMB24.1 million, compared to net income of RMB35.0 million in 1Q2011.

Non-GAAP net loss in 1Q2012 was RMB23.6 million, compared to non-GAAP net income of RMB35.2 million in 1Q2011.

Basic and diluted loss per ADS was US$0.08 in 1Q2012, compared to basic and diluted earnings per ADS of US$0.11 in 1Q2011.

Non-GAAP basic and diluted loss per ADS was US$0.08 in 1Q2012, compared to non-GAAP basic and diluted earnings per ADS of US$0.12 in 1Q2011.

Cash Flow

As of March 31, 2012, the total balance of cash and cash equivalents was RMB422.3 million. Net cash used in operating activities in 1Q2012 was RMB37.3 million, compared to RMB100.3 million in 1Q2011. Net cash used in operating activities in 1Q2012 was primarily attributable to the payment of salary and business tax of RMB25.8 million.

Net cash used in investing activities in 1Q2012 was RMB7.2 million, compared to RMB7.7 million in 1Q2011. Net cash used in investing activities in 1Q2012 was attributable to the final installment payment of RMB6.4 million for the acquisition of Shenzhen Xingyan Real Estate Consulting Co., Ltd.

Net cash used in financing activities in 1Q2012 was RMB12.2 million, compared to RMB1.0 million in 1Q2011. Net cash used in financing activities in 1Q2012 was attributable to the payment of dividend to shareholders of RMB12.2 million, which was declared on August 25, 2010.

SENIOR MANAGEMENT’S SHARE REPURCHASE PROGRAM UPDATE

On March 19, 2012, the Board of Directors have approved the adoption by Mr. Liangsheng Chen of a share repurchase program pursuant to which Mr. Chen may repurchase up to US$2 million of the Company’s ADS over the course of 12 months on the open market, in negotiated transactions off the market, in block trades or other legally permissible ways. As of March 31, 2012, Mr. Chen had repurchased 54,724 ADS, for a consideration of US$53,286. The program reflects Mr. Chen’s confidence in the long-term prospects of the Company under the current challenging real estate market condition in China. The program does not involve any use of the Company’s capital.

SECOND QUARTER 2012 GUIDANCE

SYSWIN anticipates that the net revenue in the second quarter of 2012 will be in the range of RMB96 million to RMB110 million, representing a decrease of 35% to 26% year-over-year. Difficult market conditions are expected to continue in the real estate industry in China, which creates a number of risks and uncertainties to our future forecasts. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL DETAILS

Mr. Liangsheng Chen, CEO/Director, and Mr. Ray Han, CFO of SYSWIN, are expected to host a conference call on May 31, 2012 at 8:00 am ET. To participate in the conference call, please dial the following numbers:

US (Toll free)	+1-866-519-4004
Hong Kong (Toll free)	800-930-346
China, Domestic Mobile (Toll free)	400-620-8038
China, Domestic (Toll free)	800-819-0121
Other international locations (Toll)	+65-6723-9381

An operator will answer your call and please use “SYSWIN” as the verbal passcode to access the call.

Replays of the conference call will be available until June 8, 2012 by dialing the following numbers:

US (Toll)	+1-718-354-1232
Hong Kong (Toll)	800-901-596
China (Toll)	400-692-0026
Other international locations (Toll)	+61-2-8235-5000
Passcode	80260054

A live webcast can also be accessed through the investor relations section of the Company’s website at http://ir.syswin.com.

CONTACT:

Wen Fan

Investor Relations, SYSWIN Inc.

Email: ir@syswin.com

Tel: +86 10 8472 8783

ABOUT SYSWIN

The Company began focusing on providing primary real estate services since 2004 and believes it is a leading primary real estate service provider in China. The Company currently has operations in 28 cities throughout China. The Company primarily provides real estate sales agency services to property developers relating to new residential properties. Capitalizing on the experience and capabilities gained in Beijing, the Company focuses on providing tailored services to its key clients in a number of markets and has been successful in generating repeat business and increasing business volume. Of China’s top 30 developers (including those that do not use sales agency services), 14 are or have previously been clients of the Company. Clients of the Company include some of the most well-recognized national developers in China, including China Vanke, Longfor Properties, Sino-Ocean Land Holdings, Guangzhou R&F Properties and Gemdale Group.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS:

This press release contains forward-looking statements, including statements regarding the quarterly earnings forecast, anticipated performance, general business outlook and projected results of operations. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. SYSWIN has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. SYSWIN may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on SYSWIN’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties, including but not limited to regulatory developments, deteriorating economic conditions and unavailability of real estate financing, which could cause actual results to differ materially from expectations. The factors that could affect SYSWIN’s future financial results are discussed more fully in SYSWIN’s filings with the SEC. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and SYSWIN does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement SYSWIN Inc.’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SYSWIN Inc. uses in this press release the following non-GAAP financial measures: (1) Non-GAAP net income/(loss) attributable to SYSWIN Inc.’s ordinary shareholders, (2) Non-GAAP net income/(loss), (3) Non-GAAP income/(loss) from operations, and (4) Non-GAAP net income/(loss) per share, basic and diluted, each of which excludes amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited reconciliation of GAAP and non-GAAP results” set forth at the end of this press release.

SYSWIN Inc. believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding amortization of intangible assets resulting from business acquisitions, which may not be indicative of SYSWIN Inc.’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to SYSWIN Inc.’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that amortization of intangible assets resulting from business acquisitions is recurring expenses that will continue to exist in SYSWIN Inc.’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

SYSWIN INC.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except shares and per share data)

	Three Months Ended
	March 31,
	2011	2012
	RMB	RMB

Net revenue	166,018	74,289

Cost of revenues	(58,425)	(58,916)

Gross profit	107,593	15,373

Selling, marketing and administrative expenses	(59,420)	(50,893)
Other operating income, net	2,229	703

Income/(loss) from operations	50,402	(34,817)
Interest income	1,731	2,687
Foreign currency exchange loss	(4,027)	(98)
Other income/(expenses), net	4,412	(70)

Income/(loss) before income tax	52,518	(32,298)
Income tax	(17,561)	8,168

Net income/(loss)	34,957	(24,130)

Add: Net (income)/loss attributable to non-controlling interest	(58)	225
Net income/(loss) attributable to SYSWIN Inc.’s ordinary shareholders	34,899	(23,905)

Net income/(loss) per share, basic and diluted	0.18	(0.12)
Shares used in calculating income/(loss) per share, basic and diluted (weighted average number of ordinary shares outstanding)	193,275,000	193,275,000

SYSWIN INC.

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	March 31,
	2011	2012
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	479,001	422,305
Restricted cash	3,000	3,000
Accounts receivable, net	366,050	344,330
Prepaid expenses — related party	7,968	8,380
Other receivables	15,884	15,544
Deferred tax assets	31,793	27,011
Total current assets	903,696	820,570

Non-current assets:
Property and equipment, net	40,067	36,146
Intangible assets, net	24,426	23,193
Deferred tax assets	18,889	32,328
Prepaid expenses — related party	5,312	3,026
Other non-current assets	28,250	28,200
Total non-current assets	116,944	122,893

Total assets	1,020,640	943,463

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	171,043	136,990
Income tax payable	24,362	18,721
Dividend payable	12,153	—
Total current liabilities	207,558	155,711

Non-current liabilities:
Deferred revenue	1,521	1,293
Deferred tax liabilities	2,065	1,893
Total non-current liabilities	3,586	3,186
Total liabilities	211,144	158,897

Shareholders’ equity:
Ordinary shares	1	1
Additional paid-in capital	635,029	635,454
Statutory reserves	43,659	43,659
Retained earnings	129,357	105,452
Total SYSWIN Inc.’s shareholders’ equity	808,046	784,566
Non-controlling interest	1,450	—
Total shareholders’ equity	809,496	784,566

Total liabilities and shareholders’ equity	1,020,640	943,463

SYSWIN INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended
	March 31,
	2011	2012
	RMB	RMB

Cash flows from operating activities
Net income	34,957	(24,130)
Adjustment to reconcile net income to net cash used in operating activities
Depreciation and amortization	3,790	5,616
Changes in operating assets and liabilities
Accounts receivables	(70,965)	21,720
Other receivables	(33,692)	340
Prepaid expenses - related party	625	1,874
Deferred tax assets	(2,936)	(8,657)
Deferred tax liabilities	(86)	(172)
Other non-current assets	(2,200)	50
Accrued expenses and other current liabilities	(27,565)	(28,078)
Income tax payable	(2,019)	(5,641)
Deferred revenue	(228)	(228)
Net cash used in operating activities	(100,319)	(37,306)

Cash flows from investing activities
Purchase of property and equipment	(1,882)	(462)
Release of restricted cash, net	3,000	—
Acquisition of non-controlling interest	—	(400)
Acquisition of subsidiary, net of cash acquired	(8,831)	(6,375)
Net cash used in investing activities	(7,713)	(7,237)

Cash flows from financing activities
Issuance cost paid	(993)	—
Dividends paid to shareholders	—	(12,153)
Net cash used in financing activities	(993)	(12,153)

Net decrease in cash and cash equivalents	(109,025)	(56,696)
Cash and cash equivalents at the beginning of the period	581,765	479,001
Cash and cash equivalents at the end of the period	472,740	422,305

SYSWIN INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(in thousands, except shares and per share data)

	Three Months Ended
	March 31,
	2011	2012
	RMB	RMB

GAAP income/(loss) from operations	50,402	(34,817)
Amortization of intangible assets resulting from business acquisitions	344	688
Non-GAAP income/(loss) from operations	50,746	(34,129)

GAAP net income/(loss)	34,957	(24,130)
Amortization of intangible assets resulting from business acquisitions (net of tax)	258	516
Non-GAAP net income/(loss)	35,215	(23,614)

GAAP net income/(loss) attributable to SYSWIN Inc. ‘s ordinary shareholders	34,899	(23,905)
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	237	489
Non-GAAP net income/(loss) attributable to SYSWIN Inc. ‘s ordinary shareholders	35,136	(23,416)

GAAP net income/(loss) per share, basic and diluted	0.18	(0.12)
Non-GAAP net income/(loss) per share, basic and diluted	0.18	(0.12)
Shares used in calculating GAAP / Non-GAAP income/(loss) per share, basic and diluted (weighted average number of ordinary shares outstanding)	193,275,000	193,275,000